EXHIBIT 99.1

RECENT DEVELOPMENTS

“TotalEnergies” or the “Group” as used in this exhibit refer to TotalEnergies SE collectively with its direct and indirect consolidated subsidiaries located in or outside of France.

Ordinary and Extraordinary Shareholders' Meeting held on May 28, 2021

The Combined Shareholders' Meeting of TOTAL SE was held on May 28, 2021 under the chairmanship of Mr. Patrick Pouyanné. The shareholders adopted all the resolutions presented by the Board of Directors. The full results of the votes as well as the presentations made to the shareholders will be made available on May 31, 2021 on the totalenergies.com website1.

At the Shareholders’ Meeting, Mr. Patrick Pouyanné, Chairman and CEO, emphasized the quality of the financial results, which demonstrate the relevance of the strategic and industrial choices implemented since 2015, during the 2020 health and economic crisis. The Chairman and Chief Executive Officer also provided an update on the implementation of the Company's transformation strategy, the corporate & social responsibility policy and the shareholder return policy. The Shareholders’ Meeting approved the distribution of a dividend of €2.64 per share for fiscal year 2020.

Regarding the strategy of transforming the Company into a broad energy company, the Shareholders’ Meeting adopted almost unanimously the new name of the Company, TotalEnergies SE, which anchors the strategy in its name. In addition, the Shareholders’ Meeting issued a favorable opinion on the Company's ambition with respect to sustainable development and energy transition towards carbon neutrality and its related targets by 2030. The shareholders voted by a very large majority, more than 90% of the votes cast, in favor of the resolution proposed by the Board of Directors, thus supporting the strategy proposed by the Board of Directors.

The Shareholders' Meeting approved the renewal of the terms of office of Mrs. Anne-Marie Idrac and Mr. Patrick Pouyanné as Directors, as well as the appointment of Mr. Jacques Aschenbroich and Mr. Glenn Hubbard as Directors, for a period of three years. The Shareholders' Meeting also approved the various components of the remuneration of corporate officers (“mandataires sociaux”).

The Board of Directors, meeting at the end of the Shareholders' Meeting, decided unanimously to reappoint Mr. Patrick Pouyanné as Chairman and CEO for the duration of his term of office as Director.

Total is transforming and becoming TotalEnergies

At the Ordinary and Extraordinary Shareholders’ Meeting, shareholders approved on May 28, 2021, almost unanimously, the resolution to change the company’s name from Total to TotalEnergies, thereby anchoring its strategic transformation into a broad energy company in its identity. In tandem with this name change, TotalEnergies is adopting a new visual identity.

The new name and new visual identity embody the course TotalEnergies has resolutely charted for itself: that of a broad energy company committed to producing and providing energies that are ever more affordable, reliable and clean.

1 Reference to TotalEnergies website is provided for reference only; the information contained on the TotalEnergies website is not incorporated by reference in this Form 6-K.

Myanmar: Shareholders of Moattama Gas Transportation Company Limited vote to suspend all cash distributions

On May 26, 2021, TotalEnergies announced that, in light of the unstable context in Myanmar, following a joint proposal by TotalEnergies and Chevron at the occasion of a shareholders’ meeting of Moattama Gas Transportation Company Limited (MGTC) held on May 12, 2021, cash distributions to the shareholders of the company have been suspended.

The decision to suspend is effective from April 1, 2021 and all cash distributions by MGTC to its shareholders (TotalEnergies (31.24%), Chevron (28.26%), PTTEP (25.5%) and MOGE (15%)) are suspended.

MGTC gas transportation system carries the gas produced from the Yadana field operated by Total Exploration & Production Myanmar to the Myanmar/Thailand border over a distance of 400 kilometers.

TotalEnergies continues to act as a responsible operator of the Yadana field, maintaining the production of gas in accordance with applicable laws, so as not to disrupt the electricity supply that is vital to the local populations of Myanmar and Thailand.

TotalEnergies condemns the violence and human rights abuses occurring in Myanmar and reaffirms that it will comply with any decision that may be taken by the relevant international and national authorities, including applicable sanctions issued by the EU or the US authorities.

Capital increase reserved for employees of the Group in 2021

In accordance with its policy in favour of employee shareholding, the Board of Directors of TotalEnergies SE decided, on September 16, 2020, to carry out a capital increase reserved for eligible employees and former employees of TotalEnergies SE and its French and foreign subsidiaries in which TotalEnergies SE holds directly or indirectly more than 50% (in terms of capital or voting rights), that are members of the PEG-A Group savings plan, in France and abroad, under the conditions set by the twentieth resolution at the Shareholders’ Meeting of May 29, 2020.

On April 28, 2021, the Chairman and CEO set (i) the subscription period from April 30 to May 17, 2021 (included) and (ii) the subscription price at 30.50 euros per share, corresponding to the average of the closing prices of the TotalEnergies SE share on Euronext Paris over the twenty trading sessions preceding the date of this decision, reduced by a 20% discount and rounded off to the highest tenth of a euro.

At the end of the period, 46,537 employees in 102 countries, representing 40.3% of the eligible employees and former employees, subscribed to the capital increase for an amount of
€316.5 million. These results are on the rise compared to 2020 both in terms of participation rate and number of subscriptions.

As a result, 10,589,713 new shares will be issued on June 9, 2021. They will carry immediate dividend rights and will be fully assimilated with TotalEnergies SE shares already listed on Euronext.

Following this issuance, the employee shareholders in TotalEnergies SE’s share capital, within the meaning of Article L. 225-102 of the French Commercial Code, will represent 7.09% of TotalEnergies SE’s share capital as of June 9, 2021.

Hydrogen mobility: TotalEnergies supports the development of the first hydrogen taxi operator in Paris

On May 26, 2021, TotalEnergies announced the acquisition of a stake in Hysetco, a French company dedicated to the development of hydrogen mobility in cities. Hysetco owns the largest fleet of hydrogen taxis in the world, launched in 2015 and operated in the Île-de-France region under the Hype brand, as well as hydrogen stations.

The Hype project aims to demonstrate for the first time on a large scale the viability of zero-emission hydrogen vehicles for urban mobility.

With the acquisition of a 20% interest, TotalEnergies joins Hysetco’s historical shareholders: STEP (Société du Taxi Electrique Parisien), Air Liquide, Toyota and Kouros.

Hysetco currently owns around 700 taxis in Paris, with -a majority of diesel vehicles that will transition gradually to become exclusively comprised of hydrogen vehicles by 2024. The hydrogen taxis are fueled by a dedicated network of hydrogen stations operated by Hysetco. This network is expected to expand in the coming years to support the growth of hydrogen vehicle fleet. TotalEnergies will make its network of service-stations available to Hysetco to contribute to the growth of this network of hydrogen stations.

India: TotalEnergies signs 5-year LNG supply agreement with ArcelorMittal Nippon Steel

On May 20, 2021, TotalEnergies announced that it signed an agreement with ArcelorMittal Nippon Steel (AMNS) 1 for the supply of up to 500,000 tons of liquefied natural gas (LNG) per year until 2026.

The LNG will be sourced from TotalEnergies’ global portfolio and offloaded either in Dahej or Hazira LNG Terminal, on the West Coast of India. AMNS expects to use the LNG to run its steel and power plants located in Hazira, Gujarat state.

This agreement strengthens TotalEnergies’ relationship with AMNS and will contribute to the decarbonization of India’s steel industry, which still relies heavily on coal.

Spain: TotalEnergies signs a 45 MW renewable corporate power purchase agreement with Merck2

On May 20, 2021, TotalEnergies and MSD, known as Merck & Co. signed a major renewable corporate power purchase agreement (CPPA) over a period of 10 years, with 90 GWh a year of clean energy produced by a 45 MW utility-scale solar power projects from TotalEnergies’ portfolio in Spain, Castilla La Mancha region.

As part of its ambition to get to net zero (carbon neutrality) by 2050, together with society, TotalEnergies actively supports its customers and partners in their efforts to reduce the carbon footprint of their activities through their energy transition.

With a strong expertise in the development, construction and operation of renewable energy projects, TotalEnergies was chosen as a trusted partner to contribute to MSD’s ambition to source 100% of its purchased electricity with renewables.

Air France-KLM, TotalEnergies, Groupe ADP and Airbus join forces to decarbonize air transportation and carried out the first long-haul flight powered by sustainable aviation fuel produced in France

On May 18, 2021, it was announced that Air France-KLM, TotalEnergies, Groupe ADP and Airbus joined forces to carry out the first long-haul flight powered by sustainable aviation fuel (SAF)3

1 AMNS India is a joint venture between ArcelorMittal (60%) and Nippon Steel (40%).

2 Also known as MSD (Merck & Co. Inc of Kenilworth, New Jersey in the US and Canada)

3 SAF is a blend of conventional aviation fuel (JET-A1) and biojet fuel made from waste and residue sourced from the circular economy (animal fat, used cooking oil, etc.). Biojet fuel has similar properties to JET-A1 and produces up to 90% fewer CO2 emissions over its lifecycle compared with the fossil equivalent.

produced in France. Air France Flight 342 took off from Paris-Charles de Gaulle airport’s Terminal 2E for Montreal with its tanks filled for the first time with sustainable aviation fuel produced in TotalEnergies’ French plants.

The flight was a tangible result of the four groups’ shared ambition to decarbonize air transportation and to develop a SAF supply chain in France, a prerequisite to the generalization of its use in French airports.

No modifications to storage and distribution infrastructure, aircraft or engines are required to incorporate biofuels. Their gradual introduction worldwide should significantly reduce CO2 emissions from air transportation, in line with the United Nations’ Sustainable Development Goals.

The biofuel used for the flight was made from waste and residue sourced from the circular economy. TotalEnergies produced the SAF from used cooking oil at its La Mède biorefinery in southern France and at its Oudalle factory near Le Havre, without using any virgin plant-based oil.

This first 100% French SAF received ISCC-EU certification from the International Sustainability & Carbon Certification System, an independent organization that guarantees sustainability. The 16% blend on the flight avoided the emission of 20 tons of CO2.

By developing and supporting the first stage of a French SAF industry, Air France-KLM, TotalEnergies, ADP Group and Airbus are paving the way for France to drive innovation in the energy and environmental transition. French legislation calls for aircrafts to use at least 1% SAF by 2022 for all flights originating in France, ahead of the European ambition scheduled to gradually ramp up to 2% by 2025 and 5% by 2030, as part of the European Green Deal.

To meet these requirements, TotalEnergies also intends to produce SAF at its Grandpuits zero-crude platform near Paris starting in 2024.

The flight also illustrated the synergy of the different drivers for reducing aviation’s environmental footprint, i.e., sustainable aviation fuel, latest-generation aircraft and electrification of ground operations. The Airbus A350 used for the flight consumes 25% less fuel than its predecessor. The aircraft was serviced by the first 100% all-electric refueling truck, developed in France with TotalEnergies expertise, and all of the ground support equipment used by Air France was fully electric powered.

Angola: TotalEnergies starts production from Zinia Phase 2, successful short-cycle development on Block 17

On May 6, 2021, TotalEnergies, operator of Block 17 in Angola, together with the Angolan National Oil, Gas and Biofuels Agency, announced the start of production from Zinia Phase 2 short-cycle project, connected to the existing Pazflor’s Floating Production, Storage and Offloading unit (FPSO). The project includes the drilling of nine wells.

The development of this project was carried out according to schedule and for a CAPEX more than 10% below budget, representing a savings of $150 million.

Block 17 is operated by TotalEnergies with a 38% interest, alongside with Equinor (22.16%), ExxonMobil (19%), BP Exploration Angola Ltd (15.84%) and Sonangol P&P (5%). The contractor group operates four FPSOs in the main production areas of the block, namely Girassol, Dalia, Pazflor and CLOV.

Guinea confirm the remobilization and the planning of the Papua LNG project

On May 5, 2021, TotalEnergies announced that a meeting took place on May 3, 2021 between Patrick Pouyanné, Chairman and CEO of TotalEnergies, and a Delegation of Papua New Guinea (PNG) led

by the Deputy Prime Minister Samuel Basil, with the objective to review together the next steps for the development of the Papua LNG project.

After a year of delay because of the COVID-19 pandemic, the Government of PNG and TotalEnergies as Operator were pleased to announce the remobilization of the project teams and of other required resources. The objective is to launch the Front End Engineering Design (FEED) in early 2022 and to prepare for the final investment decision in 2023. This positive development follows the signature and the reconfirmation of the Papua LNG Gas Agreement in 2019, the signature of the Fiscal Stability Agreement and the award of the License extension in February 2021.

Papua LNG project will target the production of the two main discoveries of Block PRL-15, Elk and Antelope, that were fully appraised until 2017. It is expected that the gas produced by these fields will be transported by a 320 km onshore/offshore pipeline to Caution Bay site in order to be liquefied in two trains to be built with a total capacity of 5.6 Mt/y that will be integrated to the existing PNG LNG facilities in Caution Bay.

TotalEnergies and PNG Authorities will cooperate to create significant in-country value and to implement the Papua LNG project in an exemplary manner and take into highest consideration the biodiversity and environmental stakes as well as the local communities’ rights.

TotalEnergies operates the Elk and Antelope onshore fields and is the largest shareholder of the PRL-15 permit with a 31.1% interest, alongside partners ExxonMobil (28.7%) and Oil Search (17.7%), after the State back-in right of 22.5%.

South Korea: Daesan complex to develop its polymer capacity for durable applications

On May 5, 2021, TotalEnergies announced that the Hanwha Total Petrochemical (HTC) joint venture4 commissioned a new polypropylene line at the Daesan integrated refining and petrochemical complex in South Korea, adding a further 60% to its production capacity, which now totals 1.1 million tons per year. At the same time, the start-up of a fourth propane furnace is expected to increase ethylene production capacity by 10% to 1.5 million tons per year.

These projects were carried out safely and successfully, and were completed on time and on budget. They mark the culmination of investments totaling $1.3 billion, announced in 2017 and 2018, to expand production capacity at the Daesan complex. They also take advantage of abundant, cost-advantaged propane feedstock from the United States.

The new polypropylene line, with a capacity of 400,000 tons per year, is expected to enable Daesan to supply both the Korean market and export markets, particularly China. It will enable the manufacturing of high-value-added, durable goods for specialty applications such as underfloor heating pipes and automotive parts, helping reduce the weight of vehicles.

HTC has also launched a new polypropylene compound line5 at its Dongguan site in southern China, which will enable the joint venture to develop specific grades containing recycled polymers, in partnership with its customers, as HTC's contribution to TotalEnergies' ambition of producing 30% recycled polymers by 2030.

TotalEnergies realized France's first ship-to-containership LNG bunkering operation, after inaugural loading at Dunkirk LNG terminal

On May 3, 2021, TotalEnergies announced it realized the first ship-to-containership LNG bunkering operation in France. On April 30, 2021 the world’s largest LNG bunker vessel in operation, TotalEnergies’ Gas Agility¸ completed the refuelling of the world’s largest containership powered by LNG, the CMA CGM JACQUES SAADE, at the Port of Dunkirk with around 16,400m3 of LNG.

4 A 50-50 joint venture between TotalEnergies and Hanwha.

5 Polypropylene compounds are used in the automotive industry (interiors, bumpers and technical parts), in the electrical and electronics industry and in household appliances.

This inaugural operation also marked Dunkerque LNG terminal’s first loading of a small-scale LNG vessel and the Terminal des Flandres’ first LNG bunkering operation with simultaneous cargo operations.

Importantly, it underscored the close cooperation across all partners of the ‘Green Loop’ project consortium, which is comprised of TotalEnergies, the Dunkerque LNG terminal, Mitsui O.S.K. Lines (MOL) and CMA CGM. Co-financed by the European Union under the Connecting Europe Facility (CEF) - Transport Sector, the overall project objective is to promote the decarbonization of maritime transport by deploying a scale-up LNG bunkering solution in Northern Europe.

Key investments, critical to enable this operation, were made within the framework of this project to boost the Dunkerque LNG terminal’s capabilities in offering small-scale LNG services. Amongst various developments, an existing terminal jetty was adapted to allow the provision of LNG loading to LNG bunkering vessels. Additionally, leveraging the expertise and experience of the consortium partners and the involvement of the Port of Dunkirk, all relevant LNG loading and bunkering procedures were developed in compliance with safety regulations.

Finally, this successful operation was an added testament to the Gas Agility’s operational excellence. Since commencing operations in November 2020, the LNG bunker vessel has delivered more than 160,000 m3 of LNG bunker in Rotterdam where she is based. She is designed to serve a broad range of vessels from various segments, including CMA CGM’s 23 000 TEUs LNG-fuelled container ships.

By 2022, the Gas Agility’s sistership, another 18,600 m3 newbuild LNG bunker vessel, is expected to join TotalEnergies’ LNG bunker fleet to serve the Mediterranean region. Simultaneously, TotalEnergies’ will share the use of a third bunker vessel in Singapore.

 FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of the Group, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by the Group, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2020.